SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

F O R M  6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2006

ELTEK LTD.
(Name of Registrant)

Sgoola Industrial Zone, Petach Tikva, Israel
(Address of Principal Executive Office)

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

        Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

        If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________

This Form 6-K is being incorporated by reference into the Registrant’s Form S-8 Registration Statements File Nos. 333-12012 and 333-123559.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELTEK LTD. (Registrant) By: /s/ Amnon Shemer —————————————— Amnon Shemer Chief Financial Officer

Date: October 18, 2006

ELTEK Ltd.

Amnon Shemer, CFO
+972-3-9395023
amnons@eltek.co.il

Eltek Wins New Orders in the U.S. High – End PCB Market

—	Attracts a new customer in the U.S flex PCB market – Eltek awarded an initial multi – quarter order of $300,000; deliveries to begin in Q4 2006

—	Receives a $484,000 follow – on orders from two U.S. industrial and medical manufacturers to be delivered in Q4 2006 and Q1 2007

PETACH-TIKVA, Israel, October 18, 2006 – Eltek Ltd. (NASDAQ: ELTK), the leading Israeli manufacturer of advanced circuitry solutions, today announced that it has received a first order from a U.S. contractor for flex PCBs that will be used in the production of military equipment. Deliveries are expected to begin in the fourth quarter of 2006 and will continue into 2007.

The company also announced that two U.S. industrial and medical manufacturers have placed follow – on orders for flex – rigid PCBs that are used in the production of advanced industrial and medical equipment. These orders valued at $484,000 are expected to be supplied during the fourth quarter of 2006 and the first quarter of 2007.

“We continue to win strategic customers in the U.S. high – end PCB market, capitalizing on the combination of our competitively advantageous products and expanded network of partners and distributors,” said Arieh Reichart, President and Chief Executive Officer of Eltek. “The initial multi – quarter order, coupled with the follow – on orders from our previously announced new major industrial and medical customers, are a reflection of our advanced manufacturing capabilities and product quality, and signify another step in growing our emerging U.S. high – end PCB activity. ” he added.

About the Company

Eltek is Israel’s leading manufacturers of printed circuit boards, the core circuitry of most electronic devices. It specializes in the complex high-end of PCB manufacturing, i.e., HDI, multi-layered and flex-rigid boards. Eltek’s technologically advanced circuitry solutions are used in today’s increasingly sophisticated and compact electronic products. The Company has invested heavily in upgrading its production facilities over the past five years.

For more information, visit Eltek’s World Wide Web site at www.eltekglobal.com.

Certain matters discussed in this news release are forward-looking statements that involve a number of risks and uncertainties including, but not limited to statements regarding expected results in future quarters, risks in product and technology development and rapid technological change, product demand, the impact of competitive products and pricing, market acceptance, the sales cycle, changing economic conditions and other risk factors detailed in the Company’s filings with the United States Securities and Exchange Commission.